# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tradeweb Markets Inc., CIK 0001758730
CUSIP: 892672106
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1177 Avenue of the Americas, New York, New York (NY), 10036
Date of event which requires filing of this statement: 03/06/2025
Amends the filing with accession number 0001104659-21-013684
Filed by CIK 0001842726
Persons authorized to receive notices and communications: Timothy Knowland, GC Corporate, London Stock Exchange Group plc, 10 Paternoster Square, London, United Kingdom (X0), EC4M 7LS, 44 (0) 20 7797 1000; Michael Levitt, Freshfields US LLP, 3 World Trade Center, 175 Greenwich St., New York, New York (NY), 10007, (212) 277-4000; Sebastian Fain, Freshfields US LLP, 3 World Trade Center, 175 Greenwich St., New York, New York (NY), 10007, (212) 277-4000

## Reporting persons
- Refinitiv US PME LLC (CIK 0001772075): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 22,988,329; shared voting power 0; sole dispositive power 22,988,329; shared dispositive power 0; aggregate amount beneficially owned 22,988,329 (16.5% of the class)
- Refinitiv US LLC (CIK 0001772073): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 22,988,329; shared voting power 0; sole dispositive power 22,988,329; shared dispositive power 0; aggregate amount beneficially owned 22,988,329 (16.5% of the class)
- LSEGA, Inc. (CIK 0001842891): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 22,988,329; shared voting power 0; sole dispositive power 22,988,329; shared dispositive power 0; aggregate amount beneficially owned 22,988,329 (16.5% of the class)
- LSEG US Holdco, Inc. (CIK 0002006452): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 22,988,329; shared voting power 0; sole dispositive power 22,988,329; shared dispositive power 0; aggregate amount beneficially owned 22,988,329 (16.5% of the class)
- Refinitiv TW Holdings Ltd. (CIK 0001772096): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 96,933,192; shared voting power 0; sole dispositive power 96,933,192; shared dispositive power 0; aggregate amount beneficially owned 96,933,192 (45.5% of the class)
- Refinitiv Parent Limited (CIK 0001771967): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 119,921,521; shared voting power 0; sole dispositive power 119,921,521; shared dispositive power 0; aggregate amount beneficially owned 119,921,521 (50.8% of the class)
- London Stock Exchange Group plc (CIK 0001842726): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 119,921,521; shared voting power 0; sole dispositive power 119,921,521; shared dispositive power 0; aggregate amount beneficially owned 119,921,521 (50.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Tradeweb Markets Inc.
Address of issuer's principal executive offices: 1177 Avenue of the Americas, New York, New York (NY), 10036
Comment:
Explanatory Note

This Amendment No. 8 (this "Amendment No. 8") amends and supplements the beneficial ownership statement on Schedule 13D originally filed on February 8, 2021 (the "Original Statement"), as amended by Amendment No. 1 ("Amendment No. 1") filed on March 1, 2021, Amendment No. 2 ("Amendment No. 2") filed on March 12, 2021, Amendment No. 3 ("Amendment No. 3") filed on June 30, 2021, Amendment No. 4 ("Amendment No. 4") filed on July 8, 2022, Amendment No. 5 ("Amendment No. 5") filed on February 22, 2023, Amendment No. 6 ("Amendment No. 6") filed on January 3, 2024 and Amendment No. 7 ("Amendment No. 7") filed on September 19, 2024 on behalf of (i) Refinitiv US PME LLC, a Delaware limited liability company, (ii) Refinitiv US LLC, a Delaware limited liability company, (iii) LSEGA, Inc. a Delaware corporation, (iv) LSEG US Holdco, Inc., a Delaware corporation, (v) Refinitiv TW Holdings Ltd., a Cayman Islands exempted company, (vi) Refinitiv Parent Limited, a Cayman Islands exempted company, and (vii) London Stock Exchange Group plc, a public limited company organized in England and Wales. Each of the foregoing entities is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." The Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and this Amendment No. 8 (the "Schedule 13D"), relates to the Class A Common Stock, par value $0.00001 per share (the "Class A Common Stock"), of Tradeweb Markets Inc., a Delaware corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing: Schedule I attached to the Original Statement and any amendment thereto is hereby replaced and superseded in its entirety by Schedule I attached hereto.

## Item 4. Purpose of Transaction
Purpose of transaction:
The penultimate paragraph of Item 4 is hereby supplemented by adding the below disclosure immediately prior to the last sentence in such paragraph:

On March 6, 2025, the Board of the Issuer appointed Rich Repetto as a Class II director, effective March 6, 2025. Mr. Repetto will hold office until the annual meeting of the Issuer's stockholders to be held in 2027 and until his successor shall be elected and qualified or until his earlier death, resignation, retirement, disqualification or removal. Mr. Repetto was designated to serve on the Board by Refinitiv Parent pursuant to the Stockholders Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The first two sentences of paragraphs (a) and (b) of Item 5 are hereby amended and restated as follows:

(a) and (b) Calculations of the percentage of shares of Class A Common Stock beneficially owned assume that 116,163,963 shares of Class A Common Stock were outstanding as of January 31, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 7, 2025, and also takes into account the shares of Class A Common Stock underlying any shares of Class B Common Stock or non-voting common units (the "LLC Interests") of Tradeweb Markets LLC, a subsidiary of the Issuer, held by Reporting Persons, as applicable. Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Class A Common Stock listed on such Reporting Person's cover page.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Schedule I: Additional Information Concerning the Reporting Persons

## Signatures
- Refinitiv US PME LLC: /s/ Teresa Hogan, Teresa Hogan as Attorney-in-Fact (03/10/2025)
- Refinitiv US LLC: /s/ Teresa Hogan, Teresa Hogan as Attorney-in-Fact (03/10/2025)
- LSEGA, Inc.: /s/ Teresa Hogan, Teresa Hogan as Attorney-in-Fact (03/10/2025)
- LSEG US Holdco, Inc.: /s/ Teresa Hogan, Teresa Hogan as Attorney-in-Fact (03/10/2025)
- Refinitiv TW Holdings Ltd.: /s/ Teresa Hogan, Teresa Hogan as Attorney-in-Fact (03/10/2025)
- Refinitiv Parent Limited: /s/ Teresa Hogan, Teresa Hogan as Attorney-in-Fact (03/10/2025)
- London Stock Exchange Group plc: /s/ Teresa Hogan, Teresa Hogan as Attorney-in-Fact (03/10/2025)